Exhibit 4.1

Exhibit A

CRECI NOTE

Principal: $ ________________________

Effective Date: _____________________

Borrower:     Creci, Inc., a Delaware corporation (the “Borrower” or “Creci”)

Lender:         ____________________________ (the “Lender”)

1.	Principal and Term.

FOR VALUE RECEIVED, Creci hereby promises to pay to the Lender in U.S. dollars an amount equal to the principal sum shown above (the “Principal”) and the interest, as set forth and defined in Section 2 and subject to the conditions and limitations on payment described herein.

The term “Outstanding Principal Balance” means, as of any date of determination, the principal amount of this Note that remains unpaid.

2.	Calculation and Payment of Interest.

(a) Interest shall accrue on this Note at the fixed interest rate of 5% per annum (the “Interest Rate”) from the date that the purchase funds have cleared (the “Accrual Date”). Interest shall be computed on the basis of a year consisting of 360 days, with interest credited monthly to Lender’s account.

(b) Any accrued and unpaid interest (together with any Outstanding Principal Balance, the “Amount Owed”) shall be compounded monthly.

3.	Payment of Outstanding Principal Balance and Accrued Interest.

Unless prepaid pursuant to Section 4, accelerated pursuant to Section 5, or withdrawn previously pursuant to Section 6, the Amount Owed shall be due and payable within ten business days of a written demand from the Lender, to be made at any time thirty-six (36) months after the Accrual Date (the “Maturity Date”).

4.	Prepayment.

The Borrower shall have the right, in its sole discretion, at any time from time to time, to prepay the Amount Owed, in whole in part, without the need to provide advance notice; provided, however, that the Borrower shall not make any prepayments under this Section 4 if it has received any Withdrawal Requests in a given fiscal quarter, unless it has made adequate provision for the satisfaction of all such Withdrawal Requests prior to making such prepayments. There shall be no premium or penalty for prepayment pursuant to this section. If the Lender has submitted a Withdrawal Request pursuant to Section 6 of this Note, any subsequent prepayment by Borrower (which, for the sake of clarity, shall be made subject to the restriction set forth above) shall be considered to be in full or partial (as applicable, based on the amount of prepayment) satisfaction of such Withdrawal Request.

5.	Acceleration of Note

The Lender may declare this Note immediately due and payable upon the occurrence of any of the following events: the insolvency of the Borrower; the commission of any act of bankruptcy by the Borrower; the execution by the Borrower of a general assignment for the benefit of creditors; the filing by or against the Borrower of any petition in bankruptcy or any petition for relief under bankruptcy laws for the relief of debtors and the continuation of such petition without dismissal of a period of thirty (30) days or more; or the appointment of a receiver or trustee to take possession of any property or assets of the Borrower.

6.	Withdrawals by Lender

No more than once in any given fiscal quarter, and provided that this Note has not been prepaid, the Lender may submit a request to Borrower to withdraw any amount less than or equal to the Amount Owed, up to the greater of: (i) five-hundred dollars ($500); or (ii) ten percent (10%) of the Amount Owed, in each case subject to the terms of this section (each, a “Withdrawal Request”).

(a) A Withdrawal Request for any given fiscal quarter must be submitted at least thirty (30) calendar days prior to the last day of the fiscal quarter, either via the Lender’s Creci Note account page available at www.crecinotes.com, by email to investor-services@crecinotes.com, or through such other means as Borrower may make available to Lender with written notice. Any Withdrawal Request submitted fewer than thirty (30) calendar days prior to the last day of the fiscal quarter shall be applied to the following quarter. The Withdrawal Request must clearly identify the Lender and the requested withdrawal amount.

(b) The Borrower shall, subject to subsection (d) of this Section 6, honor any Withdrawal Request timely submitted pursuant to Section 6(a) by transferring the requested amount to the bank account designated by the Lender no later than ten (10) business days after the end of the fiscal quarter.

(c) For the avoidance of doubt, it is agreed that fiscal quarters shall end on March 31, June 30, September 30, and December 31 of that respective year.

(d) Withdrawal Requests are subject to the funds received from small business loans made and other available cash to the Borrower. In the event that in any given fiscal quarter the Borrower determines that it does not have sufficient available cash to honor all requested withdrawals from Notes made pursuant to the Offering Circular of which this Note forms a part while maintaining sufficient operating capital, the Withdrawal Requests made in such fiscal quarter shall be subject to partial or complete reduction on a pro rata basis among all such requested withdrawals.

7.	Compliance With Securities Laws.

The Lender represents and warrants to the Borrower that the Lender: (i) has sufficient knowledge an experience in financial or business matters that it is capable of evaluating the merits and risks of its investment in this Note; (ii) is able to protect its interests and fend for itself in the transaction contemplated by this Note; (iii) has the ability to bear the economic risks of its investment; and (iv) is acquiring this Note for the Lender’s own account for investment and not with a view to, or for sale in connection with, any distribution thereof, nor with any present intention of distributing or selling the same.

8.	Dispute Resolution.

The Borrower and Lender agree to resolve any dispute related to or arising out of this Note according to the dispute resolution procedures set forth in Section 6 of the Creci Note Investor Agreement.

9.	Governing Law; Venue.

This Note shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to principles of conflict of laws. In the event that the dispute resolution procedures in Section 8 are found not to apply to a given claim, any judicial proceeding will be brought in the state courts of New Castle County, Delaware. Both parties hereto consent to venue and personal jurisdiction in such location.

10.	Miscellaneous.

(a) Both the Outstanding Principal Balance and interest are payable in lawful money of the United States of America. If any payment due hereunder falls on a Saturday, a Sunday or any other day on which commercial banks in New York City are authorized or required to close under applicable law, such payment shall be payable on the next succeeding business day, with interest accruing thereon until the date of payment thereof.

(b) No terms in this Note may be changed except by an amendment or separate agreement executed in writing by an authorized representative of the Borrower and the Lender. Failure by either Borrower or Lender to enforce its rights under this Note shall not be deemed to constitute a waiver of its rights to enforce the same or any other provision under this Note. No waiver shall be effective unless made in writing and signed by an authorized representative of the waiving parties hereto. If one or more provisions of this Note are held to be unenforceable under applicable law, such provision shall be excluded from this Note, and the balance of the Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

IN WITNESS WHEREOF, the Borrower has caused this Note to be duly executed as of the date first above written.

Creci, Inc.

Name:
Signature:
Title:

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